Exhibit 99.4
Amendment No. 3
To The
Equity Commonwealth 2015 Omnibus Incentive Plan

Pursuant to Section 5.2 of the Equity Commonwealth 2015 Omnibus Incentive Plan, as amended from time to time (the “Plan”), the Board of Trustees of Equity Commonwealth (the “Board”), at a meeting of the Board held on March 14, 2023, has duly adopted a resolution approving this Amendment No. 3 to the Plan (this “Amendment”) to amend the Plan as set forth below, subject to approval of this Amendment by the Company’s stockholders. Unless otherwise defined herein, capitalized terms used in this Amendment shall have the meaning given to them in the Plan.

1.Section 4.1. The first sentence of Section 4.1 of the Plan is hereby amended to read in its entirety as follows:

Subject to such additional shares of Stock as shall be available for issuance under the Plan pursuant to Section 4.2, and subject to adjustment pursuant to Section 18, the maximum number of shares of Stock available for issuance under the Plan shall be seven million four hundred thousand (7,400,000) shares of Stock.

2.This Amendment shall be and is hereby incorporated into and forms a part of the Plan.

3.Except as modified by the Amendment, the terms of the Plan remain unmodified and in full force and effect.

IN WITNESS WHEREOF, this Amendment is made effective as of June 13, 2023.

EQUITY COMMONWEALTH

By:	/s/ William H. Griffiths
William H. Griffiths
Executive Vice President, CFO and Treasurer